August 7, 2019

Aitan Zacharin
President and Acting Chief Financial Officer
Greater Cannabis Company, Inc.
15 Walker Ave, Suite 101
Baltimore, MD 21208

       Re: Greater Cannabis Company, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed April 15, 2019
           File No. 000-56027

Dear Mr. Zacharin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance